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06014691

June 20, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed two press releases announcing (i) that Arcelor has published its Board of Directors report which sets the financial terms of the self tender offer and (ii) that Arcelor has resolved to withdraw the convening of its June 21 general meeting.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

Arcelor publishes Board of Directors report which sets the financial terms of the self tender offer

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Luxembourg, 15 June 2006 - Arcelor informs its shareholders that it has published on the Group's website www.arcelor.com (under Investor Relations/News) the Board report to the extraordinary shareholders' meeting convened on 21 June, 2006 to approve the self tender offer. In order to allow shareholders to express a fully-informed opinion on this proposed transaction, the document published by Arcelor describes the following:

- The rationale and the timing of the self tender offer,
- A presentation of the impact of the self tender offer on the accounts, the market capitalization and Arcelor's shareholding,
- The valuation methods retained for the price of 44 Euros offered to the shareholders in connection with the self tender offer,
- The Board's opinion on the financial terms and the conformity of the self tender offer to the company's and shareholders' interest.

This document is an integral part of the information campaign announced by the Board of Directors in its 12 June press release in order to ensure that its shareholders are fully informed on the Group's ongoing transactions.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.For more information visit www.arcelor.com

Corporate Communications
E-mail: press@arcelor.com

Spain

Investor Relations
E-mail: investor.relations@arcelor.com

Press release

arcelor

Arcelor announces withdrawal of the convening of its June 21 general meeting

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Luxembourg, 19 June 2006 - In light of the current discussions between the management of Arcelor and Mittal Steel, and in order not to impair any solution for the future of Arcelor the board of directors has resolved to withdraw the convening of the extraordinary general meeting of June 21st, 2006. This meeting will therefore not be held at that date. Shares blocked in order to allow participation at that meeting in person or by proxy can be unblocked immediately.

The board of directors nevertheless confirms its intention to implement the Arcelor value plan and to distribute EUR 6.5 billion to its shareholders, as per its decision of April 3, 2006. The board of directors reserves the right to convene an extraordinary general shareholders' meeting in order to allow its shareholders to decide on such distribution in case the unsolicited offer by Mittal Steel was not successful. That meeting will also vote on the proposal of the board to amend Arcelor's Articles of Association in order to allow shareholders holding at least 1% of the shares outstanding to request that draft resolutions be placed on the agenda of the meeting.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.For more information visit www.arcelor.com

Corporate Communications
E-mail: press@arcelor.com

Spain

Investor Relations
E-mail: investor.relations@arcelor.com